# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HarbourVest Private Investments Fund, CIK 0002020407
CUSIP: 41166N301
Title of class of securities: Class I Common Shares of Beneficial Interest
Address of issuer's principal executive offices: One rLincoln Street, Suite 1700, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001608086

## Reporting persons
- HarbourVest Partners L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 8,000; shared voting power 0; sole dispositive power 8,000; shared dispositive power 0; aggregate amount beneficially owned 8,000 (100% of the class)
  Comment: This Schedule 13G relates to the following classes of securities: Class I common shares of beneficial interest, (the "Class I Common Shares"), with CUSIP No. 41166N301, Class D common shares of beneficial interest, (the "Class D Common Shares") with CUSIP No. 41166N202 and Class A common shares of beneficial interest, (the "Class A Common Shares") with CUSIP No. 41166N103 of HarbourVest Private Investments Fund, a Delaware statutory trust (the "Issuer"). HarbourVest Partners L.P. (the "Reporting Person") has sole voting power and dispositive power with respect to 8,000 Class I Common Shares, 1,000 Class D Common Shares and 1,000 Class A Common Shares representing 100 percent of Class I Common Shares, 100 percent of Class D Common Shares and 100 percent of Class A Common Shares. Cover pages are limited to one class of security. The cover page of this Schedule 13G filing relates to the Class I Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer as of March 31, 2025.

## Item 1. Issuer
Name of issuer: HarbourVest Private Investments Fund
Address of issuer's principal executive offices: One Lincoln Street, Suite 1700, Boston, MA 02111 (617) 348-3707

## Item 2. Person Filing
Name of person filing: HarbourVest Partners L.P.
Address of principal business office or, if none, residence: One Lincoln Street, Suite 1700, Boston, MA 02111.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, HarbourVest Partners L.P. (the "Reporting Person") directly owns 8,000 Class I common shares of beneficial interest, (the "Class I Common Shares"), with CUSIP No. 41166N301, 1,000 Class D common shares of beneficial interest, (the "Class D Common Shares") with CUSIP No. 41166N202 and 1,000 Class A common shares of beneficial interest, (the "Class A Common Shares" and together with the Class I Common Shares and the Class D Common Shares, the "Common Shares") with CUSIP No. 41166N103. The CUSIP referenced above in Item 2(e) applies to the Class I Common Shares.
Percent of class: The Reporting Person may be deemed to beneficially own 100% of Class I Common Shares, 100% of Class D Common Shares and 100% of Class A Common Shares. Calculation of the percentage of the Common Shares beneficially owned is based on 8,000 Class I Common Shares, 1,000 Class D Common Shares and 1,000 Class A Common Shares outstanding as of March 31, 2025, as disclosed by the Issuer to the Reporting Person.
Sole power to vote or to direct the vote: The Reporting Person has the sole power to vote or to direct the vote of 8,000 Class I Common Shares, 1,000 Class D Common Shares and 1,000 Class A Common Shares.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: The Reporting Person has the sole power to vote or to direct the vote of 8,000 Class I Common Shares, 1,000 Class D Common Shares and 1,000 Class A Common Shares.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HarbourVest Partners L.P.: /s/ Adam Freedman, Adam Freedman, Managing Director of HarbourVest Partners, LLC, its General Partner (05/13/2025)